Exhibit 12(a)(8)
The European Equity Fund, Inc.
345 Park Avenue
New York, NY 10154
THE EUROPEAN EQUITY FUND, INC. ANNOUNCES EXPIRATION AND PRELIMINARY
RESULTS OF TENDER OFFER
     NEW YORK, NY, December 13, 2005 — The European Equity Fund, Inc. announced today the preliminary results of its tender offer for up to 2,957,998 of its shares of common stock, representing approximately 20% its outstanding shares. The offer expired at 11:59 p.m. Eastern time on December 12, 2005.
     Based upon current information, approximately 5,131,190 shares of common stock, or approximately 35% of the Fund’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. No more than a total of 2,957,998 properly tendered shares will be accepted in exchange for cash, at a price per share equal to 95% of the net asset value per share as of the business day after the expiration date. A final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.
     The European Equity Fund, Inc. (formerly The Germany Fund, Inc.) seeks long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity and equity-linked securities of companies domiciled in countries utilizing the Euro currency. Its shares are listed on the New York Stock Exchange under the symbol “GER” until the close of business of October 28, 2005. Effective October 31, 2005 its shares will trade on the NYSE under ticker symbol “EEA”.
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     Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund’s shares to greater price volatility.
     Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.
     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.
     Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.
     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. (42014 12/05)

NOT FDIC/ NCUA INSURED MAY LOSE VALUE          NO BANK GUARANTEE
NOT A DEPOSIT    NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
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For further information please contact:

Jonathan Diorio	Rohini Pragasam
Deutsche Asset Management	Deutsche Asset Management
Investor Relations	Media Relations
(212) 454.2208	(212) 250.4516